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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NETSCOUT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	0000-26251	04-2837575
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

310 Littleton Road, Westford, MA 01886

(Address of principal executive offices)        (Zip Code)

Joseph Wilson, Vice President Manufacturing, (978) 614-4254

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of NetScout Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2015 to December 31, 2015.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at
http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report of NetScout Systems, Inc. as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NETSCOUT SYSTEMS, INC.

(Registrant)

/s/ Joseph Wilson	May 31, 2016
By: Joseph Wilson, Vice President – Manufacturing	(Date)

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